As furnished to the Securities and Exchange Commission on November 26, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated November 26, 2002

Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F...X...                                                                                                 Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes......                                                                                                               No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............................N/A...........................................................................................

Corporate Communications CREDIT SUISSE FIRST BOSTON Eleven Madison Avenue New York, NY 10010-3629

For Immediate Release

CSFB Statement on Holdings of NCFE Securities

New York, November 25, 2002 – CSFB, together with other holders of notes issued by affiliates of National Century Financial Enterprises, Inc. (“NCFE”), suffered losses as a result of what appears to be massive fraud at NCFE. It is increasingly apparent that NCFE and its officers deliberately misled CSFB and other investors. CSFB intends to assess the situation as information develops related to NCFE, its officers and directors, and others, and will vigorously pursue those responsible for these losses.

CSFB currently holds for its own account notes issued by affiliates of NCFE in the principal amount of approximately US$258 million. The Firm also acted as placement agent for many of the notes issued by affiliates of NCFE. Following the Monday, November 18, 2002, bankruptcy filing by NCFE and based on the information available at this time, the Firm has decided to write down its NCFE holdings to approximately US$44 million, or to 17% of the principal amount. The Firm continues to monitor the situation closely and, if appropriate, will make adjustments as more complete information becomes available.

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Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB’s businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

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Press Contacts:	Cristina von Bargen	CSFB - New York	(212) 325-2808
	Pen Pendleton	CSFB - New York	(212) 325-2590

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP By: /s/ David Frick Name: David Frick Title: Managing Director By: /s/ Karin Rhomberg Name: Karin Rhomberg Title: Managing Director

Dated: November 26, 2002